UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company
CNPJ no. 60.746.948/0001-12

Notice to the Market

Acquisition of Ágora Holdings’ Corporate Control

Banco Bradesco S.A. (Bradesco) communicates to its stockholders, clients, employees and to the market in general that, on this date, it entered into a “Private Instrument of Merger of Stocks Commitment and Other Covenants” with the stockholders of Ágora Holdings S.A. (Ágora Holdings), focused on the acquisition of the totality of its capital, through its controlled company Banco Bradesco BBI S.A. (BBI).

The transaction includes the indirect transfer to BBI of 100% of the Ágora Corretora de Títulos e Valores Mobiliários’ stocks (Ágora Corretora), a wholly-owned subsidiary of Ágora Holdings.

The amount of the operation, around R$830 million, will be paid through the delivery to the stockholders of Ágora Holdings, of an amount of stocks representing, approximately, 8% of BBI’s capital stock in the closing of the operation, transforming Ágora Holdings into a wholly-owned subsidiary of BBI, pursuant to Article 252 of Law #6,404/76. From the transaction value, R$500 million correspond to the value of the business and R$330 million correspond to the market value of the stocks issued by Bovespa and BM&F held by Ágora Holdings.

This acquisition will enable that Bradesco assumes the leadership in a segment that is characterized by high growth rates and significant competition, and will be subjected to approval by the competent authorities and to the due diligence results.

By operating in the market for more than 15 years, Ágora Corretora is the largest brokerage company of the Country in the home broker segment, with about 29 thousand active clients. It is also recognized by its state-of-the-art technological platform and by a team of professionals that guarantees the rendering of brokerage services with world class excellence levels. The Company is headquartered in Rio de Janeiro, and has client service facilities in São Paulo, Belo Horizonte and Brasília.

Ágora Corretora will be a business unit of BBI, with independent management and operation. The continuity of the assistance to Ágora’s clients is assured, with the maintenance of the existing operational and service structures – now with the strength of the brand of the largest private Bank in Latin America.

Below you will find the main information related to the operation:

BASE 2007	ÁGORA

Volume traded at BOVESPA (R$ billion)	184
Market share	7.7%
Ranking	2nd

Home Broker Volume (R$ billion)	44
Market Share	23.9%
Home Broker Ranking	1st

BM&F Volume (R$ billion)	2,346
Market Share	3.9%
BM&F Ranking	9th

Revenue (R$ million)	183
Recurring Net Income (R$ million)	39
Total Assets (R$ million)	801
Published Stockholders’ Equity (R$ million)	78

ROAE	63.9%

Bradesco has counted on the financial assistance of Banco Bradesco BBI S.A. and the legal advisory of Xavier, Bernardes, Bragança – Sociedade de Advogados.

Cidade de Deus, Osasco, SP, March 6, 2008

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice-President and
Investors Relation Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.